This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Contingent Buffered Return Enhanced Notes Linked to the common stock of EOG Resources Inc due December 30, 2015

J.P.Morgan

The notes are designed for investors who seek leveraged exposure to the appreciation of the closing price of one share of the Reference Stock, up to the Maximum Return of 21.80% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 25%, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Reference Stock: The common stock, $0.01 par value per share, of EOG Resources Inc (Bloomberg ticker: EOG)

Upside Leverage Factor: 2.0

Maximum Return: At least 21.80%.

For example, if the Stock Return is equal to or greater than 10.90%, you will receive the Maximum Return of 21.80%, which entitles you to a maximum payment at maturity of $1,218.00 per $1,000 principal amount note that you hold.

Stock Return: (Final Stock Price – Initial Stock Price) / Initial Stock Price

Initial Stock Price The closing price of one share of the Reference Stock on the Pricing Date, subject to adjustments.

Final Stock Price The arithmetic average of the closing prices of one share of the Reference Stock on each of the five Ending Average Dates.

Payment at Maturity: If the Final Stock Price is greater than the Initial Stock Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return multiplied by 2.0, subject to the Maximum Return. Accordingly, if the Final Stock Price is greater than the Initial Stock Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Stock Return x 2)] , subject to the Maximum Return

If the Final Stock Price is equal to or less than the Initial Stock Price by up to the Contingent Buffer Amount of 25%, you will receive the principal amount of your notes at maturity.

If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 25%, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Stock Return)

If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 25%, you will lose more than 25% of your principal amount and may lose all of your principal amount at maturity.

Pricing Date: December 12, 2014

Ending Averaging Dates: December 18, 2015, December 21, 2015, December 22, 2015, December 23, 2015, and December 24, 2015 (the Final Ending Averaging Date)

Preliminary Termsheet http://www.sec.gov/Archives/edgar/data/19617/000095010314008710/dp51784_fwp-1213.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity



$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Payment at Maturity
Note Payoff at Maturity
Stock Return
-30%
-20%
-10%
0%
10%
20%
30%
Stock Return

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used herein is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Each hypothetical total return or hypothetical payment at maturity set forth above and below assumes an Initial Stock Price of $90.00 and a Maximum Return of 21.80%. The actual Maximum Return will be determined on the pricing date and will not be less than 21.80%.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss.
- The appreciation potential of the notes is limited, and you will not participate in any appreciation in the Reference Stock above the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- The benefit provided by the contingent buffer may terminate on the final Ending Average Date.
- The anti-dilution protection for the reference stock is limited and may be discretionary.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- No interest payments or dividend payments or voting rights with respect to the reference stock.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.

Hypothetical Examples of Amounts Payable at Maturity

Final Stock Price	Stock Return	Total Return
162.000	80.00%	21.80%
135.000	50.00%	21.80%
126.000	40.00%	21.80%
117.000	30.00%	21.80%
112.500	25.00%	21.80%
109.620	21.80%	21.80%
99.810	10.90%	21.80%
94.500	5.00%	10.00%
92.250	2.50%	5.00%
90.000	0.00%	0.00%
85.500	-5.00%	0.00%
81.000	-10.00%	0.00%
67.500	-25.00%	0.00%
67.491	-25.01%	-25.01%
63.000	-30.00%	-30.00%
45.000	-50.00%	-50.00%
9.000	-90.00%	-90.00%
0.000	-100.00%	-75.00%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: December 09,2014